

Mail Stop 3030

December 6, 2016

Via E-mail
Teri W. Hunt
Chief Financial Officer
Lakeland Industries, Inc.
3555 Veterans Memorial Highway, Suite C
Ronkonkoma, NY 11779

> **Re:** **Lakeland Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed April 21, 2016**
> **File No. 000-15535**

Dear Ms. Hunt:

We have reviewed your November 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2016 letter.

Form 10-K for the Fiscal Year Ended January 31, 2016

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

1.   We note your response to comment 2, please provide the audited financial statements of Lakeland Brasil S.A. with the unqualified opinion when the audit is complete.

Notes to Consolidated Financial Statements

<u>Note 7. Income Taxes, page 58</u>

2.	We note your response to comment 4. Please further describe to us how the total $34,524,546 Worthless Stock Deduction was calculated and tell us how you determined over which period to take the deduction.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery